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Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(Numbers in Thousands)

	Six months ended June 30, 2014	For the year ended December 31,
		2013	2012	2011	2010	2009
Net Income	$87,217	$185,556	$127,689	$58,423	$33,374	$39,093
Minority interest—preferred operating, operating partnership and other	8,212	13,480	10,380	7,974	7,043	7,116
Distribution from real estate ventures in excess of earnings	3,427	4,838	2,581	7,008	6,722	5,968
Fixed charges less capitalized interest	41,859	73,590	72,816	69,553	66,159	70,213
Current period amortization of interest capitalized in prior periods	259	518	518	499	447	341

Earnings for ratio	$140,974	$277,982	$213,984	$143,457	$113,746	$122,731

Fixed Charges:
Interest (1)	41,581	73,034	72,294	69,062	65,780	69,818
Capitalized Interest	—	—	—	752	2,013	4,148
Estimated interest component of rent	278	556	522	491	379	395

Total fixed charges	$41,859	$73,590	$72,816	$70,305	$68,172	$74,361
Ratio of Earnings to Fixed Charge	3.37	3.78	2.94	2.04	1.67	1.65

(1)
Interest includes the amortization of debt issuance costs.

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  Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges (Numbers in Thousands)